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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015

Commission File Number: 001-31221

Total number of pages: 2

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: January 5, 2015	By:	/s/ KATSUYUKI TAKAGI
Katsuyuki Takagi Head of Investor Relations

Information furnished in this form:

1.	NTT DOCOMO Files Arbitration Request Regarding Stake in Tata Teleservices

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NTT DOCOMO, INC.

President and CEO: Kaoru Kato

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

January 5, 2015

NTT DOCOMO Files Arbitration Request Regarding Stake in Tata Teleservices

NTT DOCOMO, INC. announced today that it submitted on January 3, 2015 a request for arbitration with Tata Sons Limited (Tata Sons), Tata Group’s holding company, pursuant to the shareholders agreement regarding the exercise of DOCOMO’s option to sell its stake in Tata Teleservices Limited (TTSL), a telecommunication service provider in India, as announced previously in a Form 6-K filing entitled “Notice Concerning Decision to Exercise Option for Sale of Stake in Tata Teleservices in India” filed on April 25, 2014.

Details of the arbitration are as below:

1.	Arbitration court

London Court of International Arbitration

2.	Location of arbitration court

London, England

3.	Date of filing

January 3, 2015 (Japanese Standard Time)

4.	Reason and background of request for arbitration

Under the terms of the shareholders agreement between DOCOMO, TTSL and Tata Sons, DOCOMO exercised on July 7, 2014 its right (option) to request that a suitable buyer be found to purchase its TTSL shares for 50% of the acquired price, amounting to 72.5 billion Indian rupees (or 125.4 billion yen*), or a fair market price, whichever is higher.

Thereafter, pursuant to the shareholders agreement, DOCOMO submitted its request for arbitration to ensure that its right be exercised after Tata Sons had failed to fulfill its obligation, despite DOCOMO’s repeated negotiations with Tata Sons regarding the sale of its entire stake in TTSL.

5.	Others

DOCOMO will update this information in a timely fashion regarding any matters requiring disclosure.

*1	rupee = 1.73 yen as of March 31, 2014

For further information, please contact:

Investor Relations Department

NTT DOCOMO, INC.

Tel: +81-3-5156-1111

About NTT DOCOMO

NTT DOCOMO provides innovative, convenient and secure mobile services that enable smarter living for each customer. The company serves over 64 million mobile customers in Japan via advanced wireless networks, including a nationwide 3G network and one of the world’s first commercial LTE networks. Leveraging its unique capabilities as a mobile operator, DOCOMO is a leading developer of cutting-edge technologies for NFC mobile payments, mobile GPS, mobile TV, intuitive mobile assistance, environmental monitoring, smart grids and much more. Overseas, the company provides technical and operational expertise to eight mobile operators and other partner companies. NTT DOCOMO is listed on the Tokyo (9437) and New York (DCM) stock exchanges. Please visit www.nttdocomo.com for more information.

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